EXHIBIT 99.1

AMARC ANNOUNCES FREEPORT HAS ELECTED TO PROCEED TO CAD $75 MILLION STAGE 2 EARN-IN AT JOY

September 4, 2025 Amarc Resources Ltd. (TSXV: AHR; OTCQB: AXREF) (“Amarc” or “the Company”) is pleased to announce that Freeport-McMoRan Mineral Properties Canada Inc., (“Freeport”) a wholly-owned subsidiary of Freeport-McMoRan Inc. (FCX), has formally elected to proceed to Stage 2 of the JOY Mineral Property Earn-in Agreement of May 2021 (the “EIA”). As previously announced, Freeport completed the Stage 1 requirement of CAD $35 million of expenditures, under an accelerated timeframe, by the start of the 2025 summer exploration season in British Columbia (“BC”) (see Amarc release May 29, 2025). Accordingly, Freeport is now vested in a 60% shareholding interest in Aurora Minerals Ltd. (“Aurora Minerals”), the private joint venture corporation which will hold the JOY District mineral rights and titles and in which Amarc holds a 40% shareholding interest.

Under Stage 2, Freeport has elected to proceed to earn a further 10% interest in Aurora Minerals by spending an additional CAD $75 million within 5 years at a rate of no less than CAD $10 million per year, failing which the parties will proceed to fund the project pro rata on a 60:40 basis. The 2025 JOY exploration program expenditures budgeted at CAD +$12 M are being 100% funded by Freeport under Stage 2.  While Freeport is now the Operator of JOY, Aurora Minerals and Freeport have appointed Amarc as the primary contractor to manage JOY exploration programs under a separate Services Agreement.

“We are pleased that Freeport is proceeding to Stage 2 of the JOY EIA,” said Amarc CEO Diane Nicolson. “The groundwork is laid to significantly advance the exciting new, high grade, near surface, gold-rich porphyry copper-gold-silver (“Cu-Au-Ag”) AuRORA Deposit which remains open to expansion. The 2025 drill program is well underway with three rigs focused on the AuRORA Deposit. Additional drill and survey work is aimed at unlocking the excellent potential elsewhere in the JOY District with the goal of delivering additional major copper-gold discoveries. Amarc believes that the AuRORA Discovery could be a key to unlocking the value not only of our JOY District mineral claims but also in the greater Toodoggone region. Exploration and development activity is clearly ramping up across the region.”

The AuRORA porphyry Cu-Au-Ag Deposit discovery was made in 2024 by drilling in a new area of our JOY District called the Northwest Gossan (“NWG”) Target, that had not previously been drill tested. The first hole at AuRORA intercepted 82 m grading 1.08% CuEQ1 (1.24 g/t Au, 0.38% Cu and 2.47 g/t Ag) from 18 m depth, including 42 m grading 1.61% CuEQ (1.97 g/t Au, 0.49% Cu, 3.58 g/t Ag), and was followed up by step out drilling that continued to make significant interceptions.  The deposit is characterized by high grades of Au, in combination with strong Cu and Ag concentrations from near surface with excellent continuity both down the hole and between holes. The deposit remains open to further expansion (see Amarc releases on January 17 and 21, and February 28, 2025).

______________________

1 Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

About Amarc Resources Ltd

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Amarc’s exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its higher-grade Empress Deposit in the IKE District in 2024. Amarc is the operator of the DUKE District and manages the exploration at the JOY District on behalf of AuRORA Minerals Ltd., the private joint venture corporation which holds the JOY District mineral rights and titles, and in which Freeport and Amarc hold 60% and 40% of the shareholding, respectively.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, AuRORA, PINE, IKE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the Joy Project contained in this news release. Mr. Rebagliati is not independent of the Company.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.